Exhibit (j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Legg Mason Partners Equity Trust

We consent to the use of our reports dated January 17, 2017 with respect to the financial statements of ClearBridge Global Health Care Innovations Fund and QS U.S. Large Cap Equity Fund (formerly, QS Batterymarch U.S. Large Cap Equity Fund ), each a series of the Legg Mason Partners Equity Trust, as of November 30, 2016, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

New York, New York

March 21, 2017